-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number: 3235-0145
                                     Expires: December 31, 1997

                                     Estimated average burden
                                     hours per form..............14.90

                                   -------------------------------------------



                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*


                       RICHTON INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   765516109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Mr. Cornelius F. Griffin
                        Richton International Corporation
                           767 Fifth Avenue, 6th Floor
                   New York, NY 10153 Telephone (212)751-1445

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                September 1, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 765516109                          13D/A


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Fred R. Sullivan
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       1,643,197
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER        -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  1,643,197
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,643,197

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Amendment No. 13 to Schedule 13D (the "Amendment") relates to the shares of Common Stock (the "Common Stock") of Richton International Corporation (the "Company"). The Company's principal executive office is located at 767 Fifth Avenue, New York, NY 10153.


Item 2. Identity and Background.

This Amendment is filed by Fred R. Sullivan (the "Reporting Person"). The business address for the Reporting Person is 767 Fifth Avenue, New York, NY 10153. The Reporting Person is a citizen of the United States and is Chairman of the Board and Chief Executive Officer of the Company. The information previously set forth under "Item 2. Identity and Background" in Amendment No. 1 and 2 to the Reporting Person's Schedule 13D filed previously is not amended in any respect.


Item 3. Source and Amount of Funds or Other Consideration.

This Amendment relates to (1) the exercise by the reporting person of options covering 50,000 shares of Common Stock and (11) the receipt by the Reporting Person of a restricted stock grant covering 20,000 shares of common stock. In August 1999, the Reporting Person exercised options covering 50,000 shares of common stock (the shares underlying this option were previously reported under this Schedule 13D as being beneficially owned by the Reporting Person. The option exercise price was $2.20 per share, for a total exercise price of $110,000. The Reporting Person paid the exercise price from his personal funds.

The Restricted Stock Grant was made pursuant to an agreement between the Company and the Reporting Person (the "Restricted Stock Agreement") which provides that the shares subject to restriction (i) may not be sold or diposed of in any manner during the three year period ending August 8, 2002 except that such restriction lapses as to one-third of such shares as of August 8, 2000, as to one-half of the remaining balance as of August 8, 2001 and as to the entire balance as of August 8, 2002 and (ii) will be forefeited to the Company if the Reporting Person ceases to be employed as an executive of the Company (A) for any reason through the period ending February 8, 2000 or (B) for any reason other than death, disability or retirement (with the consent of the Board of Directors of the Company) through the period ending August 8, 2002. No funds were used in connection with the receipt of the Reporting Person of the Restricted Stock Grant. The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the Securities of the Company, other than outstanding options (the"Options") to acquire 70,000 shares of Common Stock and the Restricted Stock Agreement and a Restricted Stock Agreement dated December 1, 1998 reported under Amendment #12 to this Schedule 13D (the "Prior Grant").

Item 4. Purpose of Transaction.

The option that was exercised and the Restricted Stock Grant were authorized by the Compensation and Stock Option Committee of the Board of Directors of the Company pursuant to the Company's 1990 Long Term Incentive Plan. Except as set forth below, the Reporting Person has no present plans or proposals as a share-holder which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than pursuant to the Prior Grant or exercise of the Options and the Warrants referred to below);
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company and in such capacities, he will take such actions as he believes are in the best interests of the Company and all of its stockholders


Item 5. Interest in Securities of the Issuer.

The Reporting Person may be deemed to own beneficially in the aggregate 1,643,197 shares (the "Shares") of Common Stock inclusive of (i) the 20,000 shares covered by the Restricted Stock Grant and 20,000 shares covered by the Prior Grant (ii) 903,024 shares of Common Stock and warrants (the "Warrants") to acquire an aggregate of 336,250 shares of Common Stock owned by FRS Capital Company, LLC and which may be deemed to be owned beneficially by the Reporting Person by virtue of his investment and voting control with respect to such shares and warrants (the "FRS Securities"), (iii) the Options (iv) 208,923 shares of Common Stock (the "Trust Shares")owned by the Franc M. Ricciardi Residuary Trust (the "Trust"), of which Mr. Sullivan is the sole trustee, and
(v) 85,000 shares of Common Stock owned directly by the Reporting Person inclusive of the 50,000 shares acquired pursuant to the exercise of the option referred to herein). Based on the 3,407,142 shares of Common Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999 and after giving effect to the shares of Common Stock issuable upon exercise of the Options and Warrants, the 1,643,197 shares of Common Stock owned beneficially by the Reporting Person constitutes 48.2% of the shares of Common Stock outstanding. The Reporting Person disclaims any and all pecuniary interest in the FRS Securities and the Trust Shares. The Reporting Person has the sole power to vote and direct the vote and to dispose and direct the disposition of the Shares. The Shares do not include 407,000 shares owned by Fred A. Sullivan, the Reporting Person's son and 27,000 shares owned by the Reporting Person's wife, as to each of which the Reporting Person disclaims any beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than as set forth herein.

Item  7. Material to be filed as Exhibits

Exhibit 99.1
               Restricted Stock Grant Agreement between the Reporting Person and the Company dated as of August 9, 1999.


Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 1999


                                             /s/Fred R. Sullivan
                                             ---------------------
                                                Fred R. Sullivan